UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Applied Molecular Transport Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

03824M109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☐ ☒	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03824M109
1.	Names of Reporting Persons The Founders Fund V, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03824M109
1.	Names of Reporting Persons The Founders Fund V Entrepreneurs Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03824M109
1.	Names of Reporting Persons The Founders Fund V Principals Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03824M109
1.	Names of Reporting Persons The Founders Fund V Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 03824M109
1.	Names of Reporting Persons The Founders Fund VI, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03824M109
1.	Names of Reporting Persons The Founders Fund VI Entrepreneurs Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03824M109
1.	Names of Reporting Persons The Founders Fund VI Principals Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03824M109
1.	Names of Reporting Persons The Founders Fund VI Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 03824M109
1.	Names of Reporting Persons Peter Thiel
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 03824M109
1.	Names of Reporting Persons Brian Singerman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer Applied Molecular Transport, Inc.
(b)	Address of Issuer’s Principal Executive Offices 6714 NW 16th Street, Suite B Gainesville, Florida 32653

Item 2.
(a)

Name of Person Filing

This Statement on Schedule 13G has been filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

1.        The Founders Fund V, LP

2.        The Founders Fund V Entrepreneurs Fund, LP

3.        The Founders Fund V Principals Fund, LP

4.        The Founders Fund V Management, LLC

5.        The Founders Fund VI, LP

6.        The Founders Fund VI Entrepreneurs Fund, LP

7.        The Founders Fund VI Principals Fund, LP

8.        The Founders Fund VI Management, LLC

9.        Peter Thiel

10.      Brian Singerman

(b)

Address of Principal Business Office or, if none, Residence The address of each of the Reporting Persons is:

c/o The Founders Fund

One Letterman Drive Building D, Suite 500

San Francisco, California 94129

(c)

Citizenship

1.        The Founders Fund V, LP is organized in Delaware

2.        The Founders Fund V Entrepreneurs Fund, LP is organized in Delaware

3.        The Founders Fund V Principals Fund, LP is organized in Delaware

4.        The Founders Fund V Management, LLC is organized in Delaware

5.        The Founders Fund VI, LP is organized in Delaware

6.        The Founders Fund VI Entrepreneurs Fund, LP is organized in Delaware

7.        The Founders Fund VI Principals Fund, LP is organized in Delaware

8.        The Founders Fund VI Management, LLC is organized in Delaware

9.        Peter Thiel is a United States citizen

10.      Brian Singerman is a United States citizen

(d)	Title of Class of Securities Common stock, $0.0001 par value per share
(e)	CUSIP Number 03824M109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

(a) Amount beneficially owned: See Row 9 of pages 2-11

(b) Percent of class: See Row 11 of pages 2-11

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of pages 2-11

(ii) Shared power to vote or to direct the vote: See Row 6 of pages 2-11

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of pages 2-11

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of pages 2-11

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable
Item 8.	Identification and Classification of Members of the Group
The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each expressly disclaims membership in a group.
Item 9.	Notice of Dissolution of Group
Not applicable
Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

The Founders Fund V, LP
The Founders Fund V Entrepreneurs Fund, LP
The Founders Fund V Principals Fund, LP
By:	The Founders Fund V Management, LLC
Their: General Partner

By:	/s/ Peter Thiel
Name: Peter Thiel
Title: Managing Member

The Founders Fund V Management, LLC

By:	/s/ Peter Thiel
Name: Peter Thiel
Title: Managing Member

The Founders Fund VI, LP
The Founders Fund VI Entrepreneurs Fund, LP
The Founders Fund VI Principals Fund, LP
By:	The Founders Fund VI Management, LLC
Their: General Partner

By:	/s/ Peter Thiel
Name: Peter Thiel
Title: Managing Member

The Founders Fund VI Management, LLC

By:	/s/ Peter Thiel
Name: Peter Thiel
Title: Managing Member

/s/ Peter Thiel
Peter Thiel

/s/ Brian Singerman
Brian Singerman

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A common stock of Applied Molecular Transport Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of February, 2024.

The Founders Fund V, LP
The Founders Fund V Entrepreneurs Fund, LP
The Founders Fund V Principals Fund, LP
By:	The Founders Fund V Management, LLC
Their: General Partner

By:	/s/ Peter Thiel
Name: Peter Thiel
Title: Managing Member

The Founders Fund V Management, LLC

By:	/s/ Peter Thiel
Name: Peter Thiel
Title: Managing Member

The Founders Fund VI, LP
The Founders Fund VI Entrepreneurs Fund, LP
The Founders Fund VI Principals Fund, LP
By:	The Founders Fund VI Management, LLC
Their: General Partner

By:	/s/ Peter Thiel
Name: Peter Thiel
Title: Managing Member

The Founders Fund VI Management, LLC

By:	/s/ Peter Thiel
Name: Peter Thiel
Title: Managing Member

/s/ Peter Thiel
Peter Thiel

/s/ Brian Singerman
Brian Singerman